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                                    FORM 18-K

           For Foreign Governments and Political Subdivisions Thereof

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ANNUAL REPORT

                                       of

                 LANDESKREDITBANK BADEN-WURTTEMBERG - FORDERBANK

                              (Name of Registrant)

                                       and

                         THE STATE OF BADEN-WURTTEMBERG

                          (Guarantor and Co-Signatory)


               Date of end of last fiscal year: December 31, 2005

                              SECURITIES REGISTERED
                      (As of the close of the fiscal year)*

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                          Amount as to which         Names of exchanges on which
  Title of Issue       registration is effective             registered
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        N/A                       N/A                            N/A
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* The Registrant files annual reports on Form 18-K on a voluntary basis.

            Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

                                 Stephan Hutter
                             Shearman & Sterling LLP
                               Gervinusstrasse 17
                        60322 Frankfurt am Main, Germany

                                  Page 1 of 12

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                                EXPLANATORY NOTE

         This annual report is jointly filed by L-Bank, also known as Landeskreditbank Baden-Wurttemberg - Forderbank, an institution organized under public law of the State of Baden-Wurttemberg ("Baden-Wurttemberg") of the Federal Republic of Germany, and Baden-Wurttemberg. All debt securities issued by L-Bank benefit from an explicit guarantee by Baden-Wurttemberg.

         In this annual report, references to "Euro" or "EUR" are to the single European currency adopted by certain participating Member States of the European Union, including the Federal Republic of Germany, as of January 1, 1999. References to "Deutsche Mark" or "DM" are to the former national currency unit of the Federal Republic of Germany, which ceased to be legal tender in the Federal Republic of Germany as of January 1, 2002. References to "U.S. dollars," "U.S.$" or "$" are to United States dollars.


                                    FORM 18-K

L-Bank

1. In respect of each issue of securities of L-Bank registered, a brief statement as to:

     (a) The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

          Not applicable.

     (b) The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

          Not applicable.

     (c) The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

          Not applicable.

2. A statement as of the close of the last fiscal year of L-Bank giving the total outstanding of:

     (a) Internal funded debt of L-Bank. (Total to be stated in the currency of L-Bank. If any internal funded debt is payable in a foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of this Item 2.)

          The total principal amount of internal funded debt of L-Bank outstanding as of December 31, 2005 was EUR 36,992.9 million.

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     (b)  External funded debt of L-Bank. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

          See "Debt Record - Supplementary Information on Debt of L-Bank," note
          (9) to the table on p. 22 of Exhibit (d), which is hereby incorporated by reference herein.

3. A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of L-Bank outstanding as of the close of the last fiscal year of L-Bank.

     See "Debt Record - Supplementary Information on Debt of L-Bank," p. 21 of Exhibit (d), which is hereby incorporated by reference herein.

4. (a) As to each issue of securities of L-Bank which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:

          (1)  Total amount held by or for the account of L-Bank.

               Not applicable.

          (2) Total estimated amount held by nationals of the Federal Republic of Germany; this estimate need be furnished only if it is practicable to do so.

               Not applicable.

          (3)  Total amount otherwise outstanding.

               Not applicable.

     (b) If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by L-Bank to reacquire such securities.

          Not applicable.

5. A statement as of the close of the last fiscal year of L-Bank giving the estimated total of:

     (a) Internal floating indebtedness of L-Bank. (Total to be stated in the currency of L-Bank.)

          For the total amount of internal floating indebtedness of L-Bank (defined as total internal indebtedness subject to a variable interest rate), see "L-Bank - Debt Record" p. 21 of Exhibit (d), which is hereby incorporated by reference herein.

     (b) External floating indebtedness of L-Bank. (Total to be stated in the respective currencies in which payable.)

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          The total principal amount of external floating indebtedness of L-Bank outstanding as of December 31, 2005 was (in millions):

          For the total amount of external floating indebtedness of L-Bank (defined as total external indebtedness subject to a variable interest rate), see "L-Bank - Debt Record" p. 21 of Exhibit (d), which is hereby incorporated by reference herein.

6. Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of L-Bank for each fiscal year of L-Bank ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

     See "L-Bank - Management's Discussion and Analysis of Financial Condition and Results of Operations - Statement of Income," "Financial Statements of L-Bank - Statement of Income," "Financial Statements of L-Bank - Notes to the Financial Statements," pp. 24, F-7 and F-9, respectively, of Exhibit
     (d), which are hereby incorporated by reference herein.

7. (a) If any foreign exchange control, not previously reported, has been established by the Federal Republic of Germany, briefly describe such foreign exchange control.

          No foreign exchange control not previously reported was established by the government of the Federal Republic of Germany during 2005.

     (b) If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

          No foreign exchange control previously reported was discontinued or materially modified by the government of the Federal Republic of Germany during 2005.

8.   Not applicable.

9.   Not applicable.

10.  Not applicable.

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Baden-Wurttemberg

1.   Not applicable.

2.   A statement as of December 31, 2005 giving the total outstanding of:

     (a) Internal funded debt of Baden-Wurttemberg. (Total to be stated in the currency of Baden-Wurttemberg. If any internal funded debt is payable in a foreign currency, it should not be included under this paragraph
          (a), but under paragraph (b) of this Item 2.)

          The total principal amount of internal funded indebtedness of Baden-Wurttemberg outstanding as of December 31, 2005 was EUR 39,104.3 million. (Source: Baden-Wurttemberg State Ministry of Finance.) For information on the total debt of Baden-Wurttemberg, see "The State of Baden-Wurttemberg - Debt Record - Direct Debt of Baden-Wurttemberg as of December 31, 2005," p. 63 of Exhibit (d), which is hereby incorporated by reference herein.

     (b) External funded debt of Baden-Wurttemberg. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

          As of December 31, 2005, Baden-Wurttemberg had external funded indebtedness of EUR 436.2 million.

3. A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of Baden-Wurttemberg outstanding as of the close of the last fiscal year of Baden-Wurttemberg.

     See "The State of Baden-Wurttemberg - Debt Record - Direct Debt of Baden-Wurttemberg as of December 31, 2005," pp. 63 of Exhibit (d), which is hereby incorporated by reference herein.

4. (a) As to each issue of securities of Baden-Wurttemberg which is registered, there should be furnished a breakdown of the total amount outstanding as shown in Item 3, into the following:

          (1)  Total amount held by or for the account of Baden-Wurttemberg.

               Not applicable.

          (2) Total estimated amount held by nationals of the Federal Republic of Germany; this estimate need be furnished only if it is practicable to do so.

               Not applicable.

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          (3)  Total amount otherwise outstanding.

               Not applicable.

     (b) If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by Baden-Wurttemberg to reacquire such securities.

          Not applicable.

5. A statement as of the close of the last fiscal year of Baden-Wurttemberg giving the estimated total of:

     (a) Internal floating indebtedness of Baden-Wurttemberg. (Total to be stated in the currency of Baden-Wurttemberg.)

          As of December 31, 2005, Baden-Wurttemberg had no outstanding internal floating indebtedness (defined as that portion of the total internal funded indebtedness of Baden-Wurttemburg which is payable during the calendar year 2006). (Source: Baden-Wurttemberg State Ministry of Finance.) For information on the total debt of Baden-Wurttemberg, see "The State of Baden-Wurttemberg - Debt Record - Direct Debt of Baden-Wurttemberg as of December 31, 2005," p. 63 of Exhibit (d), which is hereby incorporated by reference herein.

     (b) External floating indebtedness of Baden-Wurttemberg. (Total to be stated in the respective currencies in which payable.)

          None.

6. Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of Baden-Wurttemberg for each fiscal year of Baden-Wurttemberg ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

     See "The State of Baden-Wurttemberg - Public Finance," pp. 58 of Exhibit
     (d), which is hereby incorporated by reference herein.

7. (a) If any foreign exchange control, not previously reported, has been established by the Federal Republic of Germany, briefly describe such foreign exchange control.

          No foreign exchange control not previously reported was established by the Federal Republic of Germany during 2005.

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     (b)  If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

          No foreign exchange control previously reported was discontinued or materially modified during 2005.

8. Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date), in respect of the note issue and gold reserves of the central bank of issue of the Registrant, and of any further gold stocks held by the registrant.

     Not applicable.

9. Statements of imports and exports of merchandise for each year ended since the close of the latest year or which information was previously reported. Such statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

     Not applicable.

10. The balance of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the "Statistical Handbook of the League of Nations". (These statements need be furnished only if the registrant has published balances of international payments.)

     Not applicable.

     This annual report comprises:

     (a)  Pages numbered 1 to 12, consecutively.

     (b)  The following exhibits:

          Exhibit (a) -- None.

          Exhibit (b) -- None.

          Exhibit (c) -- The latest annual budget for the State of Baden-Wurttemberg (p. 64 of Exhibit (d) hereto).

          Exhibit (d) -- Description of Landeskreditbank Baden-Wurttemberg - Forderbank and the State of Baden-Wurttemberg, dated July 26, 2006.

          Exhibit (e) -- Consent of PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprufungsgesellschaft.

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          Exhibit (f) -- Consent of Gunther Benz.

          Exhibit (g) -- Consent of Walter Leibold.

          Exhibit (h) -- Power of Attorney.


         This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

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                                TABLE OF CONTENTS

                                                                            Page

EXPLANATORY NOTE...............................................................2

FORM 18-K......................................................................2

EXHIBIT INDEX.................................................................12


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          SIGNATURE OF LANDESKREDITBANK BADEN-WURTTEMBERG - FORDERBANK

         Pursuant to the requirements of the Securities Exchange Act of 1934, Landeskreditbank Baden-Wurttemberg - Forderbank has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Karlsruhe, Federal Republic of Germany, on the 26th day of July, 2006.



                                             LANDESKREDITBANK BADEN-
                                             WURTTEMBERG - FORDERBANK



                                             By:    /s/ Christian Brand
                                                 ---------------------------
                                                 Christian Brand
                                                 Chairman of the
                                                 Board of Management



                                             By:    /s/ Juergen Haegele
                                                 ---------------------------
                                                 Juergen Haegele
                                                 Vice Chairman of the
                                                 Board of Management

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                   SIGNATURE OF THE STATE OF BADEN-WURTTEMBERG

         Pursuant to the requirements of the Securities Exchange Act of 1934, The State of Baden-Wurttemberg has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stuttgart, Federal Republic of Germany, on the 26th day of July, 2006.


                                            THE STATE OF BADEN-WURTTEMBERG

                                                 By:     /s/  Gerhard Fink
                                                     -----------------------
                                                     Gerhard Fink
                                                     Attorney in Fact

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                                  EXHIBIT INDEX

  Exhibit                             Description
  -------     ------------------------------------------------------------------
    (c)       Latest annual budget for the State of Baden-Wurttemberg (pp. 64 of
              Exhibit (d) hereto).

    (d) Description of Landeskreditbank Baden-Wurttemberg - Forderbank and the State of Baden-Wurttemberg, dated July 26, 2006.

    (e) Consent of PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprufungsgesellschaft.

    (f)       Consent of Gunther Benz.

    (g)       Consent of Walter Leibold.

    (h)       Power of Attorney.

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